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                                                                    EXHIBIT 99.1
                                                                    ------------
                                                           [English Translation]

CHANGE OF AN AFFILIATE


1. Description of Change : Adding of a new affiliate
2. Information on the New Affiliate
     Name of the Affiliate : DTNet, Inc.
     Representative : Oh Jung-taik
     Major Financial Indicators :
        - Total Assets : KRW 4,150,000,000
        - Total Liabilities : KRW -
        - Total Shareholders' Equity : KRW 4,150,000,000
        - Capital Stock : KRW 4,150,000,000
        - Major Business : managing entertainment, broadcasting and new media businesses by acquiring and owning their shares
3. Name of the Enterprise Group : Hanaro Telecom, Inc.
4. Reason for Adding an Affiliate
        - To strategically adapt to the changes in the business environment caused by the convergence of broadcasting and communication
5. The Company's shareholding ratio after the addition
          Shareholding rate : 100%
6. Number of Affiliates after the Change : 6
7. Date of Change : October 26, 2004
8. Others
        - Date of Change refers to the date of receiving the court approval on shareholding in the new affiliate
9. Relevant filing date : A relevant SEC filing was made on October 12, 2004, which was a translation of October 5, 2004 filing with the Korea Securities Dealers Association Automated Quotation Market (KOSDAQ).